# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CASI Pharmaceuticals, Inc., CIK 0001962738
CUSIP: G1933S101
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 1701-1702, China Central Office Tower 1, No. 81 Jianguo Road, Chaoyang District, Beijing, China (F4), 100025
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001573160

## Reporting persons
- Panacea Venture Healthcare Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 2,050,000; sole dispositive power 0; shared dispositive power 2,050,000; aggregate amount beneficially owned 2,050,000 (13.2% of the class)
- Panacea Venture Healthcare Fund II GP Company, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 2,050,000; sole dispositive power 0; shared dispositive power 2,050,000; aggregate amount beneficially owned 2,050,000 (13.2% of the class)
- Panacea Innovation Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 2,050,000; sole dispositive power 0; shared dispositive power 2,050,000; aggregate amount beneficially owned 2,050,000 (13.2% of the class)
- James Huang: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 111,571; shared voting power 2,050,000; sole dispositive power 111,571; shared dispositive power 2,050,000; aggregate amount beneficially owned 2,161,571 (13.8% of the class)

## Item 1. Issuer
Name of issuer: CASI Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 1701-1702, China Central Office Tower 1, No. 81 Jianguo Road, Chaoyang District, Beijing, China 100025.

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

Panacea Venture Healthcare Fund II, L.P.
Panacea Venture Healthcare Fund II GP Company, Ltd.
Panacea Innovation Limited
James Huang
Address of principal business office or, if none, residence: The business address of each of the Reporting Persons is c/o Maples Corporate Services Limited, Ugland House, Grand Cayman KY1-1104, Cayman Islands.
Citizenship: Mr. Huang is a citizen of the Republic of China. The remaining Reporting Persons are organized under the laws of the Cayman Islands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover pages to this Schedule 13G is incorporated into this Item 4.

The ownership information presented herein represents beneficial ownership of Ordinary Shares as of the date of this filing, based upon 15,506,348 Ordinary Shares outstanding as of June 20, 2025.

Panacea Venture Healthcare Fund II, L.P. is the record holder of 2,050,000 Ordinary Shares.

James Huang is the sole owner of Panacea Innovation Limited, which is the sole owner of Panacea Venture Healthcare Fund II GP Company, Ltd., which is the general partner of Panacea Venture Healthcare Fund II, L.P. As a result, each of the Reporting Persons may be deemed to share beneficial ownership of the Ordinary Shares held of record by Panacea Venture Healthcare Fund II, L.P., but each disclaims such beneficial ownership.

In addition, Mr. Huang holds options to purchase 111,571 Ordinary Shares that are currently exercisable.
Percent of class: See Item 11 of each of the cover pages hereto.
Sole power to vote or to direct the vote: See Item 5 of each of the cover pages hereto.
Shared power to vote or to direct the vote: See Item 6 of each of the cover pages hereto.
Sole power to dispose or to direct the disposition: See Item 7 of each of the cover pages hereto.
Shared power to dispose or to direct the disposition: See Item 8 of each of the cover pages hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Panacea Venture Healthcare Fund II, L.P.: By: Panacea Venture Healthcare Fund II GP Company, Ltd., its general partner, By: Panacea Innovation Limited, its sole owner, /s/ James Huang, James Huang, Founding Managing Partner (07/23/2025)
- Panacea Venture Healthcare Fund II GP Company, Ltd.: By: Panacea Innovation Limited, its sole owner, /s/ James Huang, James Huang, Founding Managing Partner (07/23/2025)
- Panacea Innovation Limited: /s/ James Huang, James Huang, Founding Managing Partner (07/23/2025)
- James Huang: /s/ James Huang, James Huang (07/23/2025)